SERIES A PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES A PREFERRED STOCK PURCHASE AGREEMENT (this "**Agreement**"), is made as of the date set forth on the signature page, by and among Jogohealth, Inc., a Delaware corporation (the "**Company**"), and Jogohealth SPV, LLC (purchaser) (each, a "**Purchaser**" and collectively, the "**Purchasers**").

The parties hereby agree as follows:

1.   Purchase and Sale of Preferred Stock.

    1.1   Sale and Issuance of Series A Preferred Stock.

        (a)   The Company has adopted and filed with the Secretary of State of the State of Delaware the Fourth Amended and Restated Certificate of Incorporation in the form of Exhibit B attached to this Agreement (the "**Restated Certificate**").

        (b)   Subject to the terms and conditions of this Agreement, each Purchaser, severally and not jointly, agrees to purchase at the applicable Closing (as defined below) and the Company agrees to sell and issue to each such Purchaser at the applicable Closing, that number of shares of Series A-I Preferred Stock, $0.00001 par value per share, of the Company (the "**Series A-I Preferred Stock**") at a purchase price of $1.12618 per share as set forth opposite such Purchaser's name on Exhibit A. The Company shall be permitted to issue up to an aggregate amount of 2,663,872 shares of Series A-I Preferred Stock pursuant to this Agreement. The shares of Series A-I Preferred Stock issued to the Purchasers and the shares of Series A-II Preferred Stock issued to the Purchasers, pursuant to this Agreement also shall be referred to in this Agreement, collectively, as the "**Shares**."

    1.2   Closing; Delivery.

        (a)   The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement, or at such other time and place as the Company and the Purchasers acquiring in the aggregate a majority of the Shares to be sold pursuant to this Agreement mutually agree upon, orally or in writing (which time and place are designated as the "**Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such Closing unless otherwise specified.

    1.3   Use of Proceeds. The Company will use the proceeds from the sale of the Shares for working capital and other general corporate purposes (including, without limitation, the payment of accrued and unpaid salary and other compensation obligations payable upon the Closing as set forth on Schedule 1.3) as directed by the Company's Board of Directors as constituted pursuant to the Voting Agreement.

    1.4   Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

        (a)   "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person, or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

(b)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(c)   "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(d)   "**Company Intellectual Property**" means all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and any and all such cases that are owned or used by the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

(e)   "**Investors' Rights Agreement**" means the Second Amended and Restated Investors Rights' Agreement, among the Company and the Investors party thereto, in the form of Exhibit D attached to this Agreement.

(f)   "**Key Employee**" means any executive-level employee (including division director and vice president-level positions) as well as any employee or consultant who either alone or in concert with others develops, invents, programs or designs any Company Intellectual Property.

(g)   "**Knowledge**" including the phrase "**to the Company's knowledge**" shall mean the actual knowledge after reasonable investigation and assuming such knowledge as the individual would have as a result of the reasonable performance of his or her duties in the ordinary course of each of Sanjai Murali and Siva Nadarajah. Additionally, for purposes of Section 2.8, the Company shall be deemed to have "knowledge" of a patent right if the Company has actual knowledge of the patent right or would be found to be on notice of such patent right as determined by reference to United States patent laws.

(h)   "**Major Purchaser**" means any Person which, individually or together with such Person's Affiliates, holds or will hold following its purchase of Shares hereunder, Preferred Stock with a combined Original Issue Price (as defined in the Restated Certificate) of more than One Million Dollars ($1,000,000).

(i)   "**Material Adverse Effect**" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, results of operations of the Company.

(j)   "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(k)   "**Purchaser**" means each of the Purchasers who is initially a party to this Agreement and any Additional Purchaser who becomes a party to this Agreement at a subsequent Closing under Section 1.2(b).

(l)   "**Right of First Refusal and Co-Sale Agreement**" means the Right of First Refusal and Co-Sale Agreement among the Company, the Major Purchasers, and certain other stockholders of the Company, in the form of Exhibit E attached to this Agreement.

(m)   "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(n)   "**Transaction Agreements**" means this Agreement, the Investors' Rights Agreement, the Right of First Refusal and Co-Sale Agreement and the Voting Agreement.

(o)   "**Voting Agreement**" means the Voting Agreement among the Company, the Purchasers and certain other stockholders of the Company, in the form of <u>Exhibit F</u> attached to this Agreement.

2.   <u>Representations and Warranties of the Company</u>. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as <u>Exhibit C</u> to this Agreement, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Closing, except as otherwise indicated. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in this <u>Section 2</u>, and the disclosures in any section of the Disclosure Schedule shall qualify other sections in this <u>Section 2</u> only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections.

For purposes of these representations and warranties (other than those in <u>Sections 2.2</u>, <u>2.3</u>, <u>2.4</u>, <u>2.5</u>, and <u>2.6</u>), the term the "**Company**" shall include any subsidiaries of the Company, unless otherwise noted herein.

2.1   <u>Organization, Good Standing, Corporate Power and Qualification</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2   <u>Capitalization</u>.

(a)   The authorized capital of the Company consists, immediately prior to the Closing, of:

(i)   (A) 50,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), of which 10,000,000 are issued and outstanding and (B) 21,222,600 shares of Preferred Stock $0.00001 par value per share (the "**Preferred Stock**"), of which (I) 610,560 shares of Series Seed Preferred 1 Stock, $0.00001 par value per share ("**Series Seed 1 Preferred Stock**") are issued and outstanding, (II) 4,332,040 shares of Series Seed Preferred 2 Stock, $0.00001 par value per share ("**Series Seed 2 Preferred Stock**" and with the Series Seed 1 Preferred Stock collectively the "**Series Seed Preferred Stock**") are issued and outstanding, (III) 8,880,000 shares of Series A-I Preferred Stock, $0.00001 par value per share ("**Series A-I Preferred Stock**") 4,299,868 of which are issued and as of the date hereof and (IV) 7,400,000 shares of Series A-II Preferred Stock, $0.00001 par value per share ("**Series A-II Preferred Stock**" and with the Series A-I Preferred Stock collectively, the "**Series A Preferred Stock**") 7,377,413 of which are issued and outstanding as of the date hereof. All of the outstanding shares of Common Stock and Preferred Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws. The rights, privileges and preferences of the Series Seed Preferred Stock and Series A Preferred Stock are as stated in the Restated Certificate and as provided by the Delaware General Corporation Law.

(ii)   The Company has reserved (a) 2,260,000 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2016 Stock Incentive Plan (the "**2016 Plan**"), (b) 1,860,640 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2019 Stock Incentive Plan (the "**2019 Plan**"), and (c) 6,260,109 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2023 Stock Incentive Plan (the "**2023 Plan**" and, together with the 2016 Plan and the 2019 Plan, the "**Stock Plans**"). Of such reserved shares of Common Stock, (i) no shares have been issued pursuant to restricted stock purchase agreements, (ii) options to purchase 2,660,000 shares of Common Stock have been granted and are currently outstanding under the 2016 Stock Plan, (iii) options to purchase 1,860,640 shares of Common Stock have been granted and are currently outstanding under the 2019 Stock Plan, (iv) no options to purchase shares of Common Stock have been granted and are currently outstanding under the 2023 Stock Plan, (iv) no shares of Common Stock remain available to grant under the 2016 Stock Plan, (v) no shares of Common Stock remain available to grant under the 2019 Stock Plan, and (vi) 6,260,109 shares of Common Stock remain available to grant under the 2023 Stock Plan. The Company has furnished to the Purchasers complete and accurate copies of the Stock Plans and forms of agreements used thereunder.

(b)   Section 2.2(c) of the Disclosure Schedule sets forth the capitalization of the Company immediately following the Closing including the number of shares of the following: (i) issued and outstanding Common Stock; (ii) granted stock options; (iii) shares of Common Stock reserved for future award grants under the Stock Plan; (iv) each series of Preferred Stock. Except for (A) the conversion privileges of the Shares to be issued under this Agreement, (B) the rights provided in Section 4 of the Second Amended and Restated Investors' Rights Agreement, and (C) the securities and rights described in Sections 2.2(a)(ii) and 2.2(b) of this Agreement and Section 2.2(c) of the Disclosure Schedule, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from the Company any shares of Common Stock or Preferred Stock, or any securities convertible into or exchangeable for shares of Common Stock or Preferred Stock. All outstanding shares of the Company's Common Stock and all shares of the Company's Common Stock underlying outstanding options are subject to (i) a right of first refusal in favor of the Company upon any proposed transfer (other than transfers for estate planning purposes); and (ii) a lock-up or market standoff agreement of not less than one hundred eighty (180) days following the Company's initial public offering pursuant to a registration statement filed with the Securities and Exchange Commission under the Securities Act, except as set forth on Schedule 2.2(b) of the Disclosure Schedules.

(c)   None of the Company's stock purchase agreements or stock option documents contain a provision for acceleration of vesting (or lapse of a repurchase right) or other changes in the vesting provisions or other terms of such agreement or understanding upon the occurrence of any event or combination of events, including, without limitation, in the case where the Company's Stock Plan is not assumed in an acquisition. The Company has never adjusted or amended the exercise price of any stock options previously awarded, whether through amendment, cancellation, replacement grant, repricing, or any other means. Except as set forth in the Restated Certificate, the Company has no obligation (contingent or otherwise) to purchase or redeem any of its capital stock.

(d)   The Company has obtained valid waivers of any rights by other parties to purchase any of the Shares covered by this Agreement.

2.3   Subsidiaries. Other than Jogohealth Private Limited, an India based subsidiary of the Company and Bio Feedback DTX, LLC, a Texas limited liability company, which is dormant and not operating, the Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4   Authorization. All corporate action required to be taken by the Company's Board of Directors and stockholders in order to authorize the Company to enter into the Transaction Agreements, and to issue the Shares at each Closing and the Common Stock issuable upon conversion of the Shares, has been taken or will be taken prior to each Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of each Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to each Closing. The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Transaction Agreements may be limited by applicable federal or state securities laws.

2.5   Valid Issuance of Shares.

(a)   The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to the filings described in Section 2.6 below, the Shares will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, and subject to Sections 2.5(b) and 2.6 below, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

(b)   No "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a "**Disqualification Event**") is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable.

2.6   Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for (i) the filing of the Restated Certificate, which will have been filed as of the Closing, and (ii) filings pursuant to applicable securities laws, which have been made or will be made in a timely manner.

2.7   Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or, to the Company's knowledge, currently threatened in writing (i) against the Company or any officer, director or Key Employee of the Company arising out of their employment or board relationship with the Company; (ii) to the Company's knowledge, that questions the validity of the Transaction Agreements or the right of the Company to enter into them, or to consummate the transactions contemplated by the Transaction Agreements; or (iii) to the Company's knowledge, that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Neither the Company nor, to the Company's knowledge, any of its officers, directors or Key Employees is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, directors or Key Employees, such as would affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company's employees, their services provided in connection with the Company's business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

2.8   Intellectual Property.

(a)   The Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all Company Intellectual Property without any known conflict with, or infringement of, the rights of others, including prior employees or consultants, or academic or medical institutions with which any of them may be affiliated now or may have been affiliated in the past. The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person. To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party. Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person. The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company's business. Each employee and consultant has assigned to the Company all intellectual property rights he or she owns that are related to the Company's business as now conducted and as presently proposed to be conducted and all intellectual property rights that he, she or it solely or jointly conceived, reduced to practice, developed or made during the period of his, her or its employment or consulting relationship with the Company that (i) related, at the time of conception, reduction to practice, development, or making of such intellectual property, to the Company's business as then conducted or as then proposed to be conducted, (ii) were developed on any amount of the Company's time or with the use of any of the Company's equipment, supplies, facilities, or information, or (iii) resulted from the performance of services for the Company. To the Company's knowledge, it will not be necessary to use any inventions of any of its employees or consultants (or Persons it currently intends to hire) made prior to their employment by the Company, including prior employees or consultants, or academic or medical institutions with which any of them may be affiliated now or may have been affiliated in the past. Section 2.8 of the Disclosure Schedule lists all registered and applications for Company Intellectual Property. The Company has not embedded, used or distributed any open source, copyleft or community source code (including but not limited to any libraries or code, software, technologies or other materials that are licensed or distributed under any General Public License, Lesser General Public License or similar license arrangement or other distribution model described by the Open Source Initiative at www.opensource.org, collectively "**Open Source Software**") in connection with any of its products or services that are generally available or in development in any manner that would materially restrict the ability of the Company to protect its proprietary interests in any such product or service or in any manner that requires, or purports to require (i) any Company IP (other than the Open Source Software itself) be disclosed or distributed in source code form or be licensed for the purpose of making derivative works; (ii) any restriction on the consideration to be charged for the distribution of any Company IP; (iii) the creation of any obligation for the Company with respect to Company IP owned by the Company, or the grant to any third party of any rights or immunities under Company IP owned by the Company; or (iv) any other limitation, restriction or condition on the right of the Company with respect to its use or distribution of any Company IP. No government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the development of any Company Intellectual Property. No Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect Company's rights in the Company Intellectual Property.

2.9   Compliance with Other Instruments. The Company is not in violation or default (i) of any provisions of its Restated Certificate or Bylaws, (ii) of any instrument, judgment, order, writ or decree, (iii) under any note, indenture or mortgage, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or (v) to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company, in each case of the foregoing clauses (iv) and (v), the violation of which would have a Material Adverse Effect. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10   Agreements; Actions.

(a)   Except for the Transaction Agreements and those agreements set forth on Section 2.10(a) of the Disclosure Schedule, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $100,000, (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from the Company (in each case, other than (x) any contract entered into by the Company in the ordinary course of business with any customer of the Company and (y) any off-the-shelf licenses of software by the Company entered into in the ordinary course of business), (iii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (iv) indemnification by the Company with respect to infringements of proprietary rights.

(b)   The Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $100,000 or in excess of $250,000 in the aggregate, except as set forth on Section 2.10(b) of the Disclosure Schedule, (iii) made any loans or advances to any Person, other than ordinary advances for business expenses or (iv) sold, exchanged or otherwise disposed of any material portion of its assets or rights, other than in the ordinary course of business. For the purposes of (a) and (b) of this Section 2.10, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such section.

(c)   The Company is not a guarantor or indemnitor of any indebtedness of any other Person.

2.11   Certain Transactions.

(a)   Other than (i) standard employee benefits generally made available to all employees, standard employee offer letters and Confidential Information Agreements (as defined below), (ii) standard director and officer indemnification agreements approved by the Board of Directors, (iii) the purchase of shares of the Company's capital stock and the issuance of options to purchase shares of the Company's Common Stock, in each instance, approved in the written minutes of the Board of Directors (previously made available to the Purchasers or their respective counsel), (iv) the Transaction Agreements and (vi) the Confidential Information Agreements reference in Section 2.18 of this Agreement, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, consultants or Key Employees, or any Affiliate thereof.

(b)   The Company is not indebted, directly or indirectly, to any of its directors, officers or employees, or to any Affiliate or immediate family member of any of the foregoing. None of the Company's directors, officers or employees, or any Affiliate or immediate family member of the foregoing are, directly or indirectly, indebted to the Company or have any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of the Company's customers, suppliers, service providers, joint venture partners, competitors, and licensees, (ii) direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company except that directors, officers, employees or stockholders of the Company may own stock in (but not exceeding two percent (2%) of the outstanding capital stock of) publicly traded companies that may compete with the Company; or (iii) financial interest in any contract with the Company, provided, that this Section 2.11(b)(iii) shall not be interpreted as applying to contracts for employment or the receipt of ordinary salaries or employee benefits.

2.12   Rights of Registration and Voting Rights. Except as provided in the Investors' Rights Agreement, the Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To the Company's knowledge, except as contemplated in the Voting Agreement, no stockholder of the Company has entered into any agreements with respect to the voting of capital shares of the Company.

2.13   Property. The property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. With respect to the property and assets it leases, the Company is in compliance in all material respects with such leases and, to its knowledge, holds a valid leasehold interest free of any liens, claims or encumbrances other than those of the lessors of such property or assets. The Company does not own any real property.

2.14   Financial Statements. The Company has made available to each Purchaser its audited financial statements, including audited financial statements for Jogohealth Private Limited, but not Bio Feedback DTX, LLC since it is dormant and not operating (including balance sheet, income statement and statement of cash flows) for the calendar year 2022 (collectively, the "**Financial Statements**" and such date, the "**Balance Sheet Date**"). The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments. Except as set forth in the Financial Statements, the

Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to the Balance Sheet Date; and (ii) obligations under contracts and commitments incurred in the ordinary course of business.

2.15   Changes. Since the Balance Sheet Date, there has not been:

(a)   any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except changes in the ordinary course of business that have not caused, in the aggregate, a Material Adverse Effect;

(b)   any damage, destruction or loss, whether or not covered by insurance, that would have a Material Adverse Effect;

(c)   any waiver or compromise by the Company of a valuable right or of a material debt owed to it;

(d)   any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Effect;

(e)   any material change to a material contract or agreement by which the Company or any of its assets is bound or subject;

(f)   any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;

(g)   any resignation or termination of employment of any officer or Key Employee of the Company;

(h)   any mortgage, pledge, transfer of a security interest in, or lien, created by the Company, with respect to any of its material properties or assets, except liens for taxes not yet due or payable and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets;

(i)   any loans or guarantees made by the Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(j)   any declaration, setting aside or payment or other distribution in respect of any of the Company's capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Company;

(k)   any sale, assignment or transfer of any Company Intellectual Property that could reasonably be expected to result in a Material Adverse Effect;

(l)   receipt of notice that there has been a loss of, or material order cancellation by, any major customer of the Company;

(m)   to the Company's knowledge, any other event or condition of any character, other than events affecting the economy or the Company's industry generally, that could reasonably be expected to result in a Material Adverse Effect; or

(n)   any arrangement or commitment by the Company to do any of the things described in this Section 2.15.

2.16   Employee Matters.

(a)   To the Company's knowledge, none of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee's ability to promote the interest of the Company or that would conflict with the Company's business. Neither the execution or delivery of the Transaction Agreements, nor the carrying on of the Company's business by the employees of the Company, nor the conduct of the Company's business as now conducted and as presently proposed to be conducted, will, to the Company's knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

(b)   The Company is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants or independent contractors. The Company has complied in all material respects with all applicable state and federal equal employment opportunity laws and with other laws related to employment, including those related to wages, hours, worker classification and collective bargaining. The Company has withheld and paid to the appropriate governmental entity or is holding for payment not yet due to such governmental entity all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

(c)   To the Company's knowledge, no Key Employee intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as a Key Employee. The Company does not have a present intention to terminate the employment of any of the foregoing. The employment of each employee of the Company is terminable at the will of the Company. Except as required by law, upon termination of the employment of any such employees, no severance or other payments will become due. The Company has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(d)   No former Key Employee whose employment was terminated by the Company has entered into an agreement with the Company providing for the full release of any claims against the Company or any related party arising out of such employment.

(e)   Section 2.16(e) of the Disclosure Schedule sets forth each employee benefit plan maintained, established or sponsored by the Company, or which the Company participates in or contributes to, which is subject to the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"). The Company has made all required contributions and has no liability to any such employee benefit plan, other than liability for health plan continuation coverage described in Part 6 of Title I(B) of ERISA, and has complied in all material respects with all applicable laws for any such employee benefit plan.

(f)   The Company has not made any written representations regarding equity incentives to any officer, employee, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings of (or actions taken by unanimous written consent by) the Company's Board of Directors.

(g)   The Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of the Company, has sought to represent any of the employees, representatives or agents of the Company. There is no strike or other labor dispute involving the Company pending, or to the Company's knowledge, threatened, which could have a Material Adverse Effect, nor is the Company aware of any labor organization activity involving its employees.

2.17   Tax Matters. There are no federal, state, county, local or foreign taxes due and payable by the Company which have not been timely paid. There are no accrued and unpaid federal, state, country, local or foreign taxes of the Company which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. The Company has duly and timely filed all federal, state, county, local and foreign tax returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year. The Company is not now and has never been a "United States real property holding corporation" as defined in the Code and any applicable regulations promulgated thereunder. The Company has filed with the Internal Revenue Service all statements, if any, with its United States income tax returns which are required under such regulations.

2.18   Employee Agreements. Each current and former employee and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms made available to the Purchasers or their respective counsel (the "**Confidential Information Agreements**"). No Key Employee has excluded works or inventions from his or her assignment of inventions pursuant to such Key Employee's Confidential Information Agreement that are material to the Company's business as presently conducted. To the Company's knowledge, none of its Key Employees is in violation of any agreement covered by this Section 2.18.

2.19   Permits. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which could reasonably be expected to have a Material Adverse Effect. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

2.20   Corporate Documents. The Restated Certificate and Bylaws of the Company are in the form provided to the Purchasers. The copy of the minute books of the Company provided to the Purchasers contains minutes of all meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders since the date of incorporation and accurately reflects in all material respects all actions by the directors (and any committee of directors) and stockholders with respect to all transactions referred to in such minutes.

2.21   Insurance. The Company has in full force and effect insurance policies concerning such casualties as would be reasonable and customary for companies like the Company, with extended coverage, sufficient in amount (subject to reasonable deductions) to allow it to replace any of its properties that might be damaged or destroyed.

2.22   83(b) Elections. To the Company's knowledge, all elections and notices under Section 83(b) of the Code have been or will be timely filed by all individuals who have acquired unvested shares of the Company's Common Stock.

2.23   Data Privacy. In connection with its collection, storage, transfer (including, without limitation, any transfer across national borders) and/or use of any personally identifiable information from any individuals, including, without limitation, any customers, prospective customers, employees and/or other third parties (collectively "**Personal Information**"), the Company is, to the Company's knowledge, in compliance in all material respects with all applicable laws, the Company's privacy policies and the requirements of any contract or codes of conduct to which the Company is a party (the "**Privacy Requirements**"). The Company has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by it or on its behalf from and against unauthorized access, use and/or disclosure. The Company is, to the Company's knowledge, in compliance in all material respects with all laws relating to data loss, theft and breach of security notification obligations. To the Company's knowledge, there has been no occurrence of (x) unlawful, accidental or unauthorized destruction, loss, use, modification or disclosure of or access to Personal Information owned, stored, used, maintained or controlled by or on behalf of the Company such that Privacy Requirements require or required the Company to notify government authorities, affected individuals or other parties of such occurrence or (y) unauthorized access to or disclosure of the Company's confidential information or trade secrets that reasonably would be expected to result in a Material Adverse Effect.

2.25   Qualified Small Business Stock. As of and immediately following the Closing: (i) the Company will be an eligible corporation as defined in Section 1202(e)(4) of the Code, (ii) the Company will not have made purchases of its own stock described in Code Section 1202(c)(3)(B) during the one (1) year period preceding the Closing, except for purchases that are disregarded for such purposes under Treasury Regulation Section 1.1202-2, and (iii) the Company's aggregate gross assets, as defined by Code Section 1202(d)(2), at no time between its incorporation and through the Closing have exceeded $50 million, taking into account the assets of any corporations required to be aggregated with the Company in accordance with Code Section 1202(d)(3); provided, however, that in no event shall the Company be liable to the Purchasers or any other party for any damages arising from any subsequently proven or identified error in the Company's determination with respect to the applicability or interpretation of Code Section 1202, unless such determination shall have been given by the Company in a manner either grossly negligent or fraudulent.

2.26   Foreign Corrupt Practices Act. Neither the Company nor, to the Company's knowledge, any of its directors, officers, employees or agents (in each case, in their capacity as such) have, directly or indirectly, made, offered, promised or authorized any payment or gift of any money or anything of value to or for the benefit of any "foreign official" (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "**FCPA**")), foreign political party or official thereof or candidate for foreign political office for the purpose of (i) influencing any official act or decision of such official, party or candidate, (ii) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign governmental authority, or (iii) securing any improper advantage, in the case of (i), (ii) and (iii) above in order to assist the Company or any of its affiliates in obtaining or retaining business for or with, or directing business to, any person. Neither the Company nor, to the Company's knowledge, any of its directors, officers, employees or agents (in each case, in their capacity as such) have made or authorized any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any law, rule or regulation. To the Company's knowledge, neither the Company nor any of its officers, directors or employees (in each case, in their capacity as such) are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA or any other anti-corruption law (collectively, "**Enforcement Action**").

2.27   Preclinical Development and Clinical Trials. The studies, tests, preclinical development and clinical trials, if any, conducted by or on behalf of the Company are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company and all applicable laws and regulations, including the Federal Food, Drug, and Cosmetic Act and 21 C.F.R. parts 50, 54, 56, 58, 312, and 812. The descriptions of, protocols for, and data and other results of, the studies, tests, development and trials conducted by or on behalf of the Company that have been furnished or made available to the Purchasers are accurate and complete. The Company is not aware of any studies, tests, development or trials the results of which reasonably call into question the results of the studies, tests, development and trials conducted by or on behalf of the Company, and the Company has not received any notices or correspondence from the U.S. Food and Drug Administration ("**FDA**") or any other governmental entity or any institutional review board or comparable authority requiring the termination, suspension or material modification of any studies, tests, preclinical development or clinical trials conducted by or on behalf of the Company.

2.28   FDA Approvals. The Company possesses all permits, licenses, registrations, certificates, authorizations, orders and approvals from the appropriate federal, state or foreign regulatory authorities necessary to conduct its business as now conducted, including all such permits, licenses, registrations, certificates, authorizations, orders and approvals required by the FDA or any other federal, state or foreign agencies or bodies engaged in the regulation of drugs, pharmaceuticals, medical devices or biohazardous materials. The Company has not received any notice of proceedings relating to the suspension, modification, revocation or cancellation of any such permit, license, registration, certificate, authorization, order or approval. Neither the Company nor, to the Company's knowledge, any officer, employee or agent of the Company has been convicted of any crime or engaged in any conduct that has previously caused or would reasonably be expected to result in (A) disqualification or debarment by the FDA under 21 U.S.C. Sections 335(a) or (b), or any similar law, rule or regulation of any other governmental entities, (B) debarment, suspension, or exclusion under any federal healthcare programs or by the General Services Administration, or (C) exclusion under 42 U.S.C. Section 1320a-7 or any similar law, rule or regulation of any governmental entities. Neither the Company nor any of its officers, employees, or, to the Company's knowledge, any of its contractors or agents is the subject of any pending or threatened investigation by FDA pursuant to its "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" policy as stated at 56 Fed. Reg. 46191 (September 10, 1991) (the "**FDA Application Integrity Policy**") and any amendments thereto, or by any other similar governmental entity pursuant to any similar policy. Neither the Company nor any of its officers, employees, contractors, and agents has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for FDA to invoke the FDA Application Integrity Policy or for any similar governmental entity to invoke a similar policy. Neither the Company nor any of its officers, employees, or to the Company's knowledge, any of its contractors or agents has made any materially false statements on, or material omissions from, any notifications, applications, approvals, reports and other submissions to FDA or any similar governmental entity.

2.29   FDA Regulation. The Company is and has been in compliance with all applicable laws administered or issued by the FDA or any similar governmental entity, including the Federal Food, Drug, and Cosmetic Act and all other laws regarding developing, testing, manufacturing, marketing, distributing or promoting the products of the Company, or complaint handling or adverse event reporting.

2.30   Disclosure. The Company has made available to the Purchasers all the information reasonably available to the Company that the Purchasers have requested for deciding whether to acquire the Shares, including certain of the Company's projections describing its proposed business plan. No representation or warranty of the Company contained in this Agreement, as qualified by the Disclosure Schedule, and no certificate furnished or to be furnished to Purchasers at the Closing as required pursuant to Section 4 hereof contains any untrue statement of a material fact or, to the Company's knowledge, omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. It is understood that this representation is qualified by the fact that the Company has not delivered to the Purchasers, and has not been requested to deliver, a private placement or similar memorandum or any written disclosure of the types of information customarily furnished to purchasers of securities.

3.   Representations, Warranties and Covenants of the Purchasers. Each Purchaser hereby represents, warrants and covenants to the Company, severally and not jointly, that:

3.1   Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against such Purchaser in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (b) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws.

3.2   Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares. The Purchaser has not been formed for the specific purpose of acquiring the Shares.

3.3   Disclosure of Information. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company's management. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon. The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risk of this investment. In determining whether or not to make an investment in the Company, the Purchaser has relied only upon (x) this Agreement (including the Exhibits and Schedules hereto) and (y) any independent investigations made by the Purchaser. The Purchaser acknowledges that investment in the Shares involves a high degree of risk, and represents that the Purchaser is able, without materially impairing the Purchaser's financial condition, to hold the Shares for an indefinite period of time and to suffer a complete loss of the Purchaser's investment.

3.4   Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale except as set forth in the Investors' Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5   No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6   Legends. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

"THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(a)   Any legend set forth in, or required by, the other Transaction Agreements.

(b)   Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

3.7   Investor Representations. The Purchaser, if a Purchaser under the Company's offering under Regulation D, Rule 506(b) promulgated under the Securities Act or invests over $50,000 under Regulation CF, is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.8   Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.9   Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.10   "Bad Actor" Matters. The Purchaser hereby represents that no Disqualification Event is applicable to Purchaser or any of its Rule 506(d) Related Parties (as defined below), except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Purchaser hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to Purchaser or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Section 3.12, "**Rule 506(d) Related Party**" shall mean a person or entity that is a beneficial owner of Purchaser's securities for purposes of Rule 506(d) of the Securities Act.

3.11   CFIUS Foreign Person Status. Except as previously disclosed to the Company in writing, the Purchaser is not a "foreign person" or a "foreign entity," as defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the "**DPA**"). Except as previously disclosed to the Company in writing, the Purchaser is not controlled by a "foreign person," as defined in the DPA. The Purchaser does not permit any foreign person affiliated with the Purchaser, whether affiliated as a limited partner or otherwise, to obtain through the Purchaser any of the following with respect to the Company: (i) access to any "material nonpublic technical information" (as defined in the DPA) in the possession of the Company; (ii) membership or observer rights on the Board of Directors or equivalent governing body of the Company or the right to nominate an individual to a position on the Board of Directors or equivalent governing body of the Company; (iii) any involvement, other than through the voting of shares, in the substantive decision-making of the Company regarding (x) the use, development, acquisition, or release of any "critical technology" (as defined in the DPA), (y) the use, development, acquisition, safekeeping, or release of "sensitive personal data" (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of "covered investment critical infrastructure" (as defined in the DPA); or (iv) "control" of the Company (as defined in the DPA).

3.12   Information Concerning the Company.

(a)   Including the amount set forth on the signature page hereto, in the past 12 month period, Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(b)   Purchaser has reviewed a copy of the Form C. With respect to information provided by the Company, Purchaser has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

(c)   Purchaser understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C. Purchaser represents that it is able to bear any and all loss associated with an investment in the Securities.

(d)   Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Purchaser has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

3.13   Restrictions on Transfer or Sale of Securities.

(a)   Purchaser understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that Purchaser may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Purchaser understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, Purchaser understands that Purchaser must bear the economic risks of the investment in the Securities for an indefinite period of time.

(b)   Purchaser agrees: (A) that Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

4. Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Shares at the Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

4.1 Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of the Closing.

4.2 Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Closing.

4.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Initial Closing.

4.4 Investors' Rights Agreement. The Company and each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder) and the other stockholders of the Company named as parties thereto shall have executed and delivered the Investors' Rights Agreement.

4.5 Right of First Refusal and Co-Sale Agreement. The Company, each Major Purchaser (other than the Major Purchaser relying upon this condition to excuse such Major Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

4.6 Voting Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

4.7 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incidental thereto shall be reasonably satisfactory in form and substance to each Purchaser, and each Purchaser (or its respective counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

5. Conditions of the Company's Obligations at Closing. The obligations of the Company to sell Shares to the Purchasers at each Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

5.1 Representations and Warranties. The representations and warranties of each Purchaser contained in Section 3 shall be true and correct in all respects as of such Closing.

5.2 Performance. The Purchasers shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing.

5.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of such Closing.

5.4   Investors' Rights Agreement. Each Purchaser shall have executed and delivered the Investors' Rights Agreement.

5.5   Right of First Refusal and Co-Sale Agreement. Each Major Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

5.6   Voting Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

6.   Miscellaneous.

6.1   Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closings and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

6.2   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3   Governing Law. Any and all claims relating to this Agreement shall be governed by the laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.4   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6   Notices.

(a)   General. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such e-mail address or address as otherwise provided or as subsequently modified by written notice given in accordance with this Section 6.6. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent toBishop, Dulaney, Joyner & Abner, P.A., 4521 Sharon Road, Suite 250, Charlotte, NC 28211, E-mail: ddulaney@bdjalaw.com, Attention: J. Dain Dulaney, Jr.

(b) Consent to Electronic Notice. Each Purchaser consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the e-mail address set forth below such Purchaser's name on the signature page or Exhibit A, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Purchaser agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.7 No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.8 Fees and Expenses. Each party hereto shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of the Agreement.

6.9 Attorneys' Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.10 Amendments and Waivers. Except as set forth in Section 1.2(c) of this Agreement, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the holders of a majority of the then-outstanding Shares, which majority must include, for (a) so long as the stockholders affiliated with ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ Stockholders") hold any Shares, the affirmative vote of such ▮▮▮▮▮ Stockholders and (b) so long as the stockholders affiliated with ▮▮▮▮▮▮▮▮▮▮▮▮ Stockholders") hold any Shares, the affirmative vote of such ▮▮▮▮ Stockholders; provided that if either the ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮, fail to respond to the Company in writing within ten (10) days of receiving written notice from the Company requesting such consent, the ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮, that fails to respond shall be deemed to have consented to such action. Any amendment or waiver effected in accordance with this Section 6.9 shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

6.11 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.12 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.13   Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.14   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.15   Waiver of Conflicts. Each party to this Agreement acknowledges that BDJA, outside general counsel to the Company, has in the past performed and is or may now or in the future represent one or more Purchasers or their affiliates in matters unrelated to the transactions contemplated by this Agreement (the "**Financing**"), including representation of such Purchasers or their affiliates in matters of a similar nature to the Financing. The applicable rules of professional conduct require that BDJA inform the parties hereunder of this representation and obtain their consent. BDJA has served as outside general counsel to the Company and has negotiated the terms of the Financing solely on behalf of the Company. The Company and each Purchaser hereby (a) acknowledge that they have had an opportunity to ask for and have obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation; (b) acknowledge that with respect to the Financing, BDJA has represented solely the Company, and not any Purchaser or any stockholder, director or employee of the Company or any Purchaser; and (c) gives its informed consent to BDJA's representation of the Company in the Financing.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Series A Preferred Stock Purchase Agreement as of the date first written above.

COMPANY

JOGOHEALTH, INC.

By:_____
Sanjai Murali, Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Series A Preferred Stock Purchase Agreement as of the date first written above.

PURCHASER

BY:_____

NAME: _____

Address:

_____

_____

Email: _____

EXHIBITS

Exhibit A - **SCHEDULE OF PURCHASERS**

Exhibit B - **FORM OF FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**

Exhibit C - **DISCLOSURE SCHEDULE**

Exhibit D - **FORM OF SECOND AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT**

Exhibit E - **FORM OF RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT**

Exhibit F - **FORM OF VOTING AGREEMENT**

Exhibit G - **FORM OF EMPLOYMENT AGREEMENT**

Exhibit H - **FORM OF OPINION**

EXHIBIT A

SCHEDULE OF PURCHASERS

REDACTED

EXHIBIT B

DELETED BUT RETAINED FOR NUMBERING.

EXHIBIT C

DISCLOSURE SCHEDULE

This Disclosure Schedule is made and given pursuant to Section 2 of the Series A Preferred Stock Purchase Agreement (the "**Agreement**"), between Jogohealth, Inc. (the "**Company**") and the Purchasers listed on Exhibit A thereto. All capitalized terms used but not defined herein shall have the meanings as defined in the Agreement, unless otherwise provided. The section numbers below correspond to the section numbers of the representations and warranties in the Agreement; provided, however, that any information disclosed herein under any section number shall be deemed to be disclosed and incorporated into any other section number under the Agreement where such disclosure would be appropriate and such appropriateness is reasonably apparent from the face of such disclosure. Nothing in this Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in the Agreement or to create any covenant. Inclusion of any item in this Disclosure Schedule (1) does not represent a determination that such item is material or establish a standard of materiality, (2) does not represent a determination that such item did not arise in the ordinary course of business, (3) does not represent a determination that the transactions contemplated by the Agreement require the consent of third parties, and (4) shall not constitute, or be deemed to be, an admission to any third party concerning such item. This Disclosure Schedule includes brief descriptions or summaries of certain agreements and instruments, copies of which are available upon reasonable request. Such descriptions do not purport to be comprehensive, and are qualified in their entirety by reference to the text of the documents described, true and complete copies of which have been provided to the Purchasers or their respective counsel.

[To be attached.]

FORM OF SECOND AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

[To be attached.]

EXHIBIT E

FORM OF RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

[To be attached.]

FORM OF VOTING AGREEMENT

[To be attached.]